Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-234130

October 31, 2019

Fangdd Network Group Ltd.

Fangdd Network Group Ltd., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at +1-866-718-1649, Citigroup Global Markets Inc. at +1-800-831-9146, UBS Securities LLC at +1-888-827-7275, China International Capital Corporation Hong Kong Securities Limited at +1-646-794-8800 and AMTD Global Markets Limited at +852-3163-3288. You may also access the Company’s most recent prospectus dated October 31, 2019, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on October 31, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1750593/000119312519279822/d731171df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

(1)	Replace “51.5%” with “46.9%” in its entirety in the second paragraph on page 7.

(2)	Modify the fourth paragraph in “Recent Developments” on page 7 so that it reads as follow:

Our preliminary unaudited selected financial data for the nine months ended September 30, 2019 may not be indicative of our financial results for future interim periods or for the full year ending December 31, 2019. For example, we expect to record stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) upon the completion of this offering for certain options we granted under the 2018 Share Incentive Plan, or the 2018 Plan. All of these stock-based compensation expenses will be included in our cost of revenue and operating expenses because these awards were granted to directors, officers and employees as part of their compensation for their services to our company. In addition, we expect to record a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. Deemed dividend amount will not be included in our cost of revenue and operating expenses because the grant of the option is exchanged for a waiver of shareholder rights and will be recorded as a deemed dividend reconciling net income to net income available for ordinary shareholders. See “Risk Factors—Risks Related to Our Business and Industry—We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution.” As a result, we may not be profitable for the fourth quarter of 2019 or the full year ending December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors, including seasonality that may influence our results of operations, and for recent quarterly operating results.

(3)	Modify “Lock-up” beginning on page 12 so that it reads as follow:

We, our directors who beneficially own our shares or share-based awards and executive officers, our current shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit The Bank of New York Mellon, as depositary, to accept, subject to certain exception, any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

(4)

Modify the second paragraph of the risk factor captioned “[W]e have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution” on page 24 so that it reads as follow:

Among the awards granted under the 2018 Plan that are outstanding as of the date of this prospectus, awards to purchase 52,165,500 ordinary shares will become vested and exercisable upon the completion of this offering. We expect to recognize stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) in connection with these vested options that will become exercisable upon the consummation of this offering. In addition, we expect that we will recognize US$27.9 million, US$34.1 million, US$14.1 million and US$0.3 million in stock-based compensation expenses in the fourth quarter of 2019, and fiscal year 2020, 2021 and 2022, respectively, in connection with the options outstanding as of the date of the prospectus. We could incur additional stock-based compensation expenses if we grant additional share-based incentive awards in the future. Furthermore, we also recorded a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution to your shareholding.

(5)

Add the following sentence to the risk factor captioned “[I]f we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions” on page 27:

We are currently preparing to renew the real estate brokerage agency certificates of our Wenchang Branch, Qingdao Branch and Wuxi Branch.

(6)	Add the following risk factor to page 50:

Participation in this offering by our existing shareholder would reduce the available public float for our ADSs.

FANGDD DECENT INTERNATIONAL LTD., one of our principal shareholders, has indicated an interest in purchasing an aggregate of up to US$20.0 million worth of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$14.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by this shareholder would be up to 1,428,571 ADSs, representing approximately 20.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If this shareholder is allocated all or a portion of the ADSs in which it has indicated an interest in this offering and purchases any such ADSs, such purchase may reduce the available float for our ADSs for other public investors. As a result, any purchase of our ADSs by this shareholder in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

(7)	Add the following disclosure to page 66:

Consideration and Price Comparison with Directors, Officers and Affiliated Persons

The following table summarizes the differences between the number of shares purchased from us or have the right to purchase from us, the total cash consideration paid to us and the average price per share that current directors, executive officers and affiliated persons paid during the past five years, on the one hand, and that new investors are paying to us in this offering, on the other hand. The calculation below is based on the assumed public offering price of $14.00 per ADS before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased or to be Purchased	Total Consideration ($’000)	Average Price Per Ordinary Share	Average Price Per ADS
Directors, officers and affiliated persons(1)	787,923,424	40,290	$0.05	1.25
New investors	175,000,000	98,000	$0.56	$14.00

(1)	Comprise the current members of our board of directors and executive officers set forth under “Management” and their affiliated persons.

(8)	Add the following paragraph at the bottom of page 80

Financial impacts of our shares options and other share-based incentive awards

We have granted a significant amount of share options, which will have substantial impacts on our results of operations. As of the date of this prospectus, awards to purchase 280,352,382 ordinary shares were granted and outstanding under our 2018 Plan, but no ordinary shares have been issued due to the exercisability restriction before this offering. Up to June 30, 2019, we had not incurred any share-based incentive expenses relating to awards granted under the 2018 Plan because of the exercisability restriction before this offering. Among the awards granted under the 2018 Plan that were outstanding as of the date of this prospectus, awards to purchase 52,165,500 ordinary shares will become vested and exercisable upon the completion of this offering. We expect to recognize stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) in connection with these options. In addition, we expect that we will recognize US$27.9 million, US$34.1 million, US$14.1 million and US$0.3 million stock-based compensation expenses in the fourth quarter of 2019, and fiscal year 2020, 2021 and 2022, respectively, in connection with the options outstanding as of the date of the prospectus. We could incur additional stock-based compensation expenses if we grant additional share-based incentive awards in the future. Furthermore, we also recorded a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. Because we believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, we will continue to grant share incentive awards in the future. As a result, our cost of revenue and operating expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations.

(9)	Add two line items to the table on page 100 so that it reads as follow:

	Fair value of ordinary shares (US$)	Discount rate (%)	DLOM (%)
December 31, 2015	0.5	17.0	20.0
December 31, 2016	0.7	15.6	20.0
December 31, 2017	1.0	15.4	11.6
December 31, 2018	1.4	15.0	7.0
June 30, 2019	1.4	14.9	8.6
October 8, 2019	0.56	16.5	2.4

(10)	Add the following paragraphs after the third paragraph on page 101:

The fair value of our ordinary shares as of December 31, 2018 and June 30, 2019 remained the same because the growth of our business during this period was consistent with the targets made at the end of 2018:

•

total revenue increased from RMB1,032.6 million in the six months ended June 30, 2018 to RMB1,604.2 million (US$233.7 million) in the six months ended June 30, 2019, which met the revenue growth target set by us at the end of 2018; and

•

net income increased from RMB37.6 million in the six months ended June 30, 2018 to RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019, which met the net income growth target set by us at the end of 2018.

We use US$0.56 per share, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, as the fair value of our ordinary shares as of October 8, 2019 due to the proximity of the grant date to the anticipated closing date of this offering. The decrease of the fair value of our ordinary shares from June 30, 2019 to October 8, 2019 reflected the current negative stock market sentiment, even though our growth during this period was consistent with the prior target.

(11)	Replace “prior consent of the representatives” with “prior consent of Morgan Stanley & Co. LLC on behalf of the underwriters” in the first paragraph under “Lock-up Agreements” on page 175.

(12)

Replace “prior written consent of the underwriters” with “prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters” in the second paragraph under “Lock-up Agreements” on page 175.

(13)	Replace “prior written consent of the representatives” with “prior written consent of Morgan Stanley & Co. LLC on behalf of underwriters” in the fifth paragraph on page 185.

(14)

Replace “prior written consent of the representatives” and “prior written consent of representatives on behalf of the underwriters” with “prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters” in the six paragraph on page 185.